SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the Month of May, 2019

Commission File Number: 001-37668

FERROGLOBE PLC

(Name of Registrant)

2nd Floor West Wing, Lansdowne House

57 Berkeley Square

London, W1J 6ER

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):      ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):      ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

This Form 6-K consists of the following materials, which appear immediately following this page:

•	Press release dated May 16, 2019 announcing Changes to Senior Management and the Board of Directors

May 16, 2019

Ferroglobe Announces Changes to Senior Management and the Board of Directors

LONDON, May 16, 2019 (GLOBE NEWSWIRE) – Ferroglobe PLC (NASDAQ: GSM) (“Ferroglobe” or “the Company”), the world’s leading producer of silicon metal, and a leading silicon- and manganese-based specialty alloys producer, today announced changes to its senior management and Board of Directors.

Senior Management Changes

Phillip Murnane, the Company’s Chief Financial Officer, has given notice of his intention to resign, effective July 29, 2019. Javier López Madrid, the Company’s Executive Chairman, commented: “On behalf of the Company and the Board, I want to thank Phil for his many contributions. During Phil’s tenure, he has shown outstanding personal commitment to Ferroglobe, leading a number of key projects, which include making improvements to the Company’s internal controls and reporting practices as well as leading significant cash generating initiatives. We have enjoyed working with Phil and wish him the best in his future endeavors.”

“It has been a pleasure to be a part of the Ferroglobe management team and help lay the foundation for its future success. Having delivered on the key projects for which I was hired, I have decided it is time to move on to the next challenge.” said Mr. Murnane.

José María Calvo-Sotelo, who has been the Deputy Chief Financial Officer and EVP – Corporate Development since 2016, will continue to work alongside Mr. Murnane during the transition.

Theodore Allegaert has been appointed as Chief Legal Officer.  Mr. Allegaert’s prior role was as Group Deputy General Counsel, having previously served as Deputy General Counsel of Globe Specialty Metals, Inc. from 2011-15.

Gaurav Mehta has been appointed EVP of Investor Relations, effective immediately. He will retain his responsibilities as EVP – Strategy, a role he has held since the formation of Ferroglobe in 2015.

Benoist Ollivier has been appointed as EVP Production – EAA (Europe, Africa and Asia), replacing Juan Carlos Sanchez, who retired after more than 40 years with the Company.  Mr. Ollivier adds his new role to that of EVP –  Technology and R&D, which he has held since 2015.

Pedro Larrea, CEO of Ferroglobe, commented: “These additional role changes are part of the ongoing simplification of our management structure, driving costs down and improving our decision-making processes.”

Board of Directors Changes

Two of the Company’s seven non-executive directors, Messrs. Javier Monzón and Pierre Vareille, have stepped down from the Board of Directors. Mr. Monzón, who has been on the Board since December 2015, informed the Company in early 2019 that he would being stepping down during the first half of the year to devote more time to other responsibilities and resigned effective May 13, 2019. Mr. Vareille, who joined the Board in October 2017, has resigned effective May 14, 2019.  The Board has made the decision to reduce its size from eleven directors to nine.  All remaining directors will stand for re-election at the Company’s annual general meeting in June 2019.

“It has been a great pleasure to work alongside Javier Monzón and Pierre Vareille,” said Mr. López Madrid.  “I would like to thank them both, personally and on behalf of the Board, for their invaluable commitment and contributions to the Company.  In their various roles, Javier and Pierre have been key in shaping the Company’s governance and a constant source of wise counsel for me and the Board.”

About Ferroglobe

Ferroglobe is one of the world’s leading suppliers of silicon metal, silicon- and manganese-based specialty alloys, and other ferroalloys serving a customer base across the globe in dynamic and fast-growing end markets, such as solar, automotive, consumer products, construction and energy. The Company is based in London. For more information, visit http://investor.ferroglobe.com.

INVESTOR CONTACT:

Gaurav Mehta, EVP - Investor Relations

investor.relations@ferroglobe.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 17, 2019
FERROGLOBE PLC

by	/s/ Phillip Murnane
Name: Phillip Murnane
Title: Chief Financial Officer and Principal Accounting Officer (Principal Financial Officer)